Belong Acquisition Corp.

Two Commerce Square

2001 Market Street, Suite 3400
Philadelphia, PA 19103

July 20, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N. E.

Washington, D.C. 20549

Re:	Belong Acquisition Corp. Registration Statement on Form S-1 Filed March 4, 2021, as amended File No. 333-253857

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Belong Acquisition Corp. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00PM EST on July 22, 2021, or as soon as practicable thereafter.

Very truly yours,

/s/ Jennifer Deason
Jennifer Deason Chief Executive Officer

cc:	Latham & Watkins LLP
Ledgewood, PC